1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2015
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 1, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SUPPLEMENTAL CIRCULAR
RENEWAL OF CONTINUING CONNECTED TRANSACTIONS; AND
EXTENSION OF THE PERIOD OF AUTHORIZATION RELATING TO
THE PROPOSED A SHARE ISSUE

Independent Financial Adviser to
the Independent Board Committee and the Independent Shareholders

This supplemental circular should be read together with the AGM Circular and the AGM Notice.

A letter from the Board containing details of the renewal of the Non-exempt Continuing Connected Transactions, the Renewed Financial Services Agreement and the extension of the period of authorization relating to the Proposed A Share Issue is set out on pages 1 to 38 of this circular. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of the renewal of the Non-exempt Continuing Connected Transactions and the Renewed Financial Services Agreement is set out on pages 39 to 40 of this circular. A letter from the Independent Financial Adviser containing its independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the renewal of the Non-exempt Continuing Connected Transactions and the Renewed Financial Services Agreement is set out on pages 41 to 68 of this circular.

2 June 2015

* For identification purpose only

CONTENTS

Page

DEFINITIONS ...

ii

LETTER FROM THE BOARD .................................................................................................................................................................................	1

LETTER FROM THE INDEPENDENT BOARD COMMITTEE ..........................................................................................................................	39

LETTER FROM GF CAPITAL ...............................................................................................................................................................................	41

APPENDIX - GENERAL INFORMATION ...........................................................................................................................................................	69

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in Renminbi and which are listed on the Shanghai Stock Exchange;

"A Shareholder(s)"	holder(s) of A Shares;

"A Shareholders Class Meeting"

the 2015 first class meeting of the A Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Thursday, 25 June 2015 immediately following the conclusion of the AGM or any adjournment thereof to consider and approve the resolution in relation to the extension of the period of authorization relating to the Proposed A Share Issue;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"AGM"	the annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Thursday, 25 June 2015;

"Articles of Association"	the Articles of Association of the Company;

"associate"	has the same meaning as defined in the Hong Kong Listing Rules;

"Board"	the board of Directors of the Company;

"CBRC"	China Banking Regulatory Commission;

"Chalco Ruimin"	Chalco Ruimin Co., Ltd.* a limited liability company incorporated in the PRC, which is directly owned as to 93.47% equity interest by Chinalco as at the Latest Practicable Date;

"Chalco Southwest Aluminum"	Chalco Southwest Aluminum Co., Ltd.* , a limited liability company incorporated in the PRC, which is directly owned as to 60% equity interest by Chinalco as at the Latest Practicable Date;

- ii -

DEFINITIONS

"Chalco Southwest Cold Rolling"	Chalco Southwest Cold Rolling Co., Ltd.* , a limited liability company incorporated in the PRC, which is directly owned as to 100% equity interest by Chinalco as at the Latest Practicable Date;

"Chinalco"

Aluminum Corporation of China* , a wholly state-owned corporation established in the PRC and the controlling shareholder of the Company holding directly and indirectly approximately 40.98% of the total issued share capital of the Company as at 15 May 2015;

"Chinalco Finance"

Chinalco Finance Co., Ltd. , a limited liability company incorporated in the PRC, which is held as to 100% by Chinalco as at the Latest Practicable Date and is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services;

"Class Meetings"	A Shareholders Class Meeting and H Shareholders Class Meeting;

"close associate"	has the same meaning as defined in the Hong Kong Listing Rules;

"Company"

Aluminum Corporation of China Limited* , a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;

"CSRC"	China Securities Regulatory Commission;

"Director(s)"	the director(s) of the Company;

"Existing Continuing Connected Transactions"

the existing continuing connected transactions which have been and will continue to be entered into between the Group as a party and Chinalco, as the other party, the details of which are set out in the announcement of the Company dated 24 August 2012;

"Framework Agreement for Aluminum Products Fabrication Services"

the framework agreement for aluminum products fabrication services entered into between Chinalco and the Company on 28 February 2011 and the transactions contemplated thereunder will be consolidated into the General Agreement on Mutual Provision of Production Supplies and Ancillary Services from 1 January 2016;

- iii -

DEFINITIONS

"General Agreement on Mutual Provision of Production Supplies and Ancillary Services"

the general agreement on mutual provision of production supplies and ancillary services entered into between Chinalco and the Company on 5 November 2001 and renewed on 28 April 2015 for a term of three years from 1 January 2016 to 31 December 2018;

"GF Capital"

GF Capital (Hong Kong) Limited, a corporation licensed to carry out type 6 (advising on corporate finance) of the regulated activities under the SFO, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the terms of the renewal of the Non-exempt Continuing Connected Transactions and the Renewed Financial Services Agreement;

"Group"	the Company and its subsidiaries;

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholder(s)"	holder(s) of H Shares;

"H Shareholders Class Meeting"

the 2015 first class meeting of the H Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Thursday, 25 June 2015 immediately following the conclusion of the AGM and the A Shareholders Class Meeting or any adjournment thereof to consider and approve the resolution in relation to the extension of the period of authorization relating to the Proposed A Share Issue;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Independent Board Committee"

the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the renewal of the Non-exempt Continuing Connected Transactions and the Renewed Financial Services Agreement;

"Independent Financial Adviser"	GF Capital (Hong Kong) Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders;

- iv -

DEFINITIONS

"Independent Shareholder(s)"

the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the AGM to approve the renewal of the Non-exempt Continuing Connected Transactions and the Renewed Financial Services Agreement;

"Latest Practicable Date"	26 May 2015, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

"Non-exempt Continuing Connected Transactions"

(i) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement, both of which are subject to the Independent Shareholders' approval at the AGM under the Hong Kong Listing Rules;

"Original Financial Services Agreement"

the financial services agreement entered into between the Company and Chinalco Finance on 24 August 2012, which shall expire on 25 August 2015 and will be renewed by the Renewed Financial Services Agreement;

"PBOC"	the People's Bank of China, the central bank of the PRC;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan region;

"Proposed A Share Issue"

the proposed non-public issuance of up to 1.45 billion A Shares to not more than 10 target subscribers by the Company as approved at the 2012 first extraordinary general meeting of the Company, the 2012 first class meeting of the A Shareholders and the 2012 first class meeting of the H Shareholders of the Company, all held on 4 May 2012, the adjustments to which was approved at the 2012 second extraordinary general meeting of the Company, the 2012 second class meeting of the A Shareholders and the 2012 second class meeting of the H Shareholders of the Company, all held on 12 October 2012, the details (including relevant plans) of which are set out in the circulars dated 20 March 2012, 27 August 2012 and 26 September 2012, respectively;

"Provision of Engineering, Construction and Supervisory Services Agreement"

the provision of engineering, construction and supervisory services agreement entered into between Chinalco and the Company on 5 November 2001 and renewed on 28 April 2015 for a term of three years from 1 January 2016 to 31 December 2018;

- v -

DEFINITIONS

"Renewed Financial Services Agreement"	the financial services agreement conditionally entered into between the Company and Chinalco Finance on 28 April 2015, which is subject to Independent Shareholders' approval at the AGM;

"RMB"	Renminbi, the lawful currency of the PRC;

"SASAC"	the State-owned Assets Supervision and Administration Commission of the State Council;

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Share(s)"	A Shares and H Shares;

"Shareholder(s)"	A Shareholders and H Shareholders;

"Supervisor(s)"	the supervisor(s) of the Company;

"Supervisory Committee"	the supervisory committee of the Company;

"Xinan Aluminum"

Xinan Aluminum (Group) Co., Ltd. , a limited liability company incorporated in the PRC, which is an integrated large-scale aluminum fabrication enterprise, specialized in the production of various aluminum fabrication products, which is held as to 47.49% equity interest by Chinalco as at the Latest Practicable Date;

"Xinan Aluminum Mutual Provision of Products and Services Framework Agreement"

the mutual provision of products and services framework agreement entered into between the Company and Xinan Aluminum on 20 October 2008 and the transactions contemplated thereunder will be consolidated into the General Agreement on Mutual Provision of Production Supplies and Ancillary Services from 1 January 2016;

"%"	per cent.

* For identification purpose only

- vi -

LETTER FROM THE BOARD

Executive Directors:	Registered office:
Mr. Ge Honglin	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Xiangmin	Beijing
Mr. Jiang Yinggang	The People's Republic of China
Postal code: 100082
Non-executive Directors:
Mr. Liu Caiming	Principal place of business:
Mr. Wang Jun	No. 62 North Xizhimen Street
Haidian District
Independent Non-executive Directors:	Beijing
Mr. Ma Si-hang, Frederick	The People's Republic of China
Ms. Chen Lijie	Postal code: 100082

Principal place of business in Hong Kong:
6th Floor, Nexxus Building
41 Connaught Road
Central
Hong Kong

2 June 2015

To the Shareholders

Dear Sirs,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS; AND
EXTENSION OF THE PERIOD OF AUTHORIZATION RELATING TO
THE PROPOSED A SHARE ISSUE

I.	INTRODUCTION

Reference is made to the circular of the Company dated 11 May 2015, in relation to each of the resolutions to be proposed at the AGM and Class Meetings for consideration and approval.

- 1 -

LETTER FROM THE BOARD

The purpose of this supplemental circular is to (i) provide you with information regarding the renewal of the Non-exempt Continuing Connected Transactions, the Renewed Financial Services Agreement and the extension of the period of authorization relating to the Proposed A Share Issue in order to allow you to make an informed decision on voting in respect of the resolutions in relation to the renewal of the Non-exempt Continuing Connected Transactions, the Renewed Financial Services Agreement and the extension of the period of authorization relating to the Proposed A Share Issue to be proposed at the AGM and/or the H Shareholder Class Meeting; and (ii) to set out the letter of advice from the Independent Board Committee and the recommendation from the Independent Financial Adviser on the renewal of the Non-exempt Continuing Connected Transactions and the Renewed Financial Services Agreement. The purpose of this supplemental circular is to provide you with all the information reasonably necessary to enable you to make informed decisions on whether to vote for or against the proposed resolutions at the above meetings.

II.	INFORMATION ABOUT THE RENEWED FINANCIAL SERVICES AGREEMENT AND THE RENEWAL OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

	1.	The Resolution in Relation to the Continuing Connected Transactions under the Renewed Financial Services Agreement and the Proposed Annual Caps for the Three Years ending 25 August 2018

		(1)	The Renewed Financial Services Agreement

As the Original Financial Services Agreement will expire on 25 August 2015, the Company and Chinalco Finance entered into the Renewed Financial Services Agreement on 28 April 2015 so as to continue to regulate the financial services provided thereunder.

Condition Precedent

The Renewed Financial Services Agreement is conditional upon the Independent Shareholders' approval being obtained at the AGM.

- 2 -

LETTER FROM THE BOARD

A summary of the principal terms and conditions of the Renewed Financial Services Agreement is set out as follows:

Date of the initial agreement:	26 August 2011

Date of the previously renewed agreement:	Pursuant to the Original Financial Services Agreement renewed on 24 August 2012, the term was renewed for three years from 26 August 2012, expiring on 25 August 2015

Parties:	Chinalco Finance as provider and the Company as recipient

Term:	Pursuant to the Renewed Financial Services Agreement entered into on 28 April 2015, the term was renewed for three years from 26 August 2015, expiring on 25 August 2018

Nature of transaction:	(i)

Pursuant to the Renewed Financial Services Agreement, the Group is entitled to select the financial institutions for financial services and decide the financial institutions for deposit and loan services as well as the amounts of loans and deposits according to its own business needs.

(ii)

Chinalco Finance undertakes that the terms for the provision of financial services to the Group at any time which shall be no less favorable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group, or those of the same type of financial services provided to the Group by other financial institutions.

(iii) Chinalco Finance shall provide the following financial services to the Group in accordance with the above service principles, with the major service terms as below:

- 3 -

LETTER FROM THE BOARD

Deposit Services:

(a)

The interest rate for the deposit of the Group with Chinalco Finance shall be no less than the interest rate for the same kind of deposit announced by the PBOC for the same period, no less than the interest rate for the same kind of deposit offered by the major commercial banks in the PRC for the same period, and no less than the interest rate for the same kind of deposit of Chinalco and other members of its group in Chinalco Finance for the same period.

(b)

In respect of deposit services, Chinalco Finance shall ensure the security of the Group's funds and promptly and fully satisfy any withdrawal request raised by the Group. If Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminate the Renewed Financial Services Agreement and offset any such deposits payable with the loans due to Chinalco Finance by the Group according to laws and regulations of the PRC.

(c)

The maximum daily balance (including accrued interests) of the Group on the settlement account in Chinalco Finance shall not exceed RMB8 billion within the validity period of the Renewed Financial Services Agreement.

Settlement Services:

(a) Chinalco Finance will provide payment and receipt services as well as other ancillary services relating to settlement services to the Group in accordance with the Group's instructions.

- 4 -

LETTER FROM THE BOARD

(b)	Chinalco Finance will provide the Company with the above settlement services for free.

Credit Services:

(a)

Subject to compliance with the relevant PRC laws and regulations, Chinalco Finance will, in light of the operation and development needs of the Group, provide comprehensive credit services, loan services, financial leasing services, bill operation services and other financing services.

(b)

The interest rate for the loans to be provided by Chinalco Finance to the Group shall not exceed the interest rate cap for the same type of loans announced by the PBOC for the same period; meanwhile, it shall be equivalent to or less than the interest rate for the same type of loans provided by Chinalco Finance to Chinalco and other members of its group, or the interest rate for the same type of loans provided by the major commercial banks in the PRC for the same period, whichever is lower.

(c)	Chinalco Finance shall provide loans to the Company on normal commercial terms and no security is to be granted by the Company over its assets.

(d)

The maximum daily balance (including accrued interests) of the loans provided by Chinalco Finance to the Group shall not exceed RMB10 billion within the validity period of the Renewed Financial Services Agreement.

- 5 -

LETTER FROM THE BOARD

Miscellaneous Financial Services:

(a)	Chinalco Finance may provide other financial services within its business scope in accordance with the Group's instructions and requirements.

(b)

The fees charged by Chinalco Finance for the provision of aforesaid miscellaneous financial services to the Group shall be in accordance with the relevant benchmark rates determined by the PBOC or the CBRC (if any). In addition, such fees shall not exceed those charged by the major commercial banks in the PRC for provision of same type of financial services, or those charged by Chinalco Finance for provision of same type of financial services to Chinalco and other members of its group, whichever is lower.

(c)

The annual fees charged by Chinalco Finance for the provision of the miscellaneous financial services to the Group shall not exceed RMB50 million within the validity period of the Renewed Financial Services Agreement.

(2)	Reasons for and Benefits of the Renewal of the Original Financial Services Agreement

The reasons for the Company to renew the Original Financial Services Agreement with Chinalco Finance are as follows:

(i)

The settlement services through Chinalco Finance will strengthen the Company's centralized management of its subsidiaries' capital and reduce the capital transmission time, and the Company may take full advantage of the favorable policy of free settlement services provided by Chinalco Finance to duly increase the amount of settlement services to be provided by Chinalco Finance and reduce the banking commission charges payable by the Company, which is beneficial in reducing the amount of settlement capital that is required to be kept by the Company and its subsidiaries, thereby releasing more capital for turnover.

- 6 -

LETTER FROM THE BOARD

(ii)

The Company will deposit part of its funds with Chinalco Finance, which will provide financing support to the Company's subsidiaries through operating loans subject to compliance with the limits for such loans. Such arrangements will resolve the liquidity requirements of individual subsidiaries of the Company and enables the Company to centralize its management of the Group's credit limits and loan targets through Chinalco Finance.

(iii)

The interest rate for the deposit of the Group with Chinalco Finance will be no less than the interest rate for the same kind of deposit announced by the PBOC for the same period, no less than the interest rate for the same kind of deposit offered by the major commercial banks in the PRC for the same period, which is beneficial in improving the level of the Company's capital gains.

(iv)

According to the Renewed Financial Services Agreement, Chinalco Finance will provide comprehensive credit services, loan services, financial leasing services, bill operation services and other forms of financing services, whose interest rate shall be equivalent to or less than the interest rate for the same type of loans provided by the major commercial banks, and no security is to be granted by the Company over its assets, enabling the lending procedure easier and more efficient than that provided by the commercial banks.

(v)

The arrangement of entrusted loans for the Company's subsidiaries through Chinalco Finance, will replace the high-rate loans of the Company's subsidiaries and increase the Company's entrusted loans so as to get the favorable loan by putting pressures on the local commercial banks.

(vi)

On 28 April 2015, pursuant to the Renewed Financial Services Agreement, Chinalco, as the sole shareholder of Chinalco Finance, has undertaken to the Company that Chinalco will provide valid assistance to Chinalco Finance if Chinalco Finance is in financial troubles, such as injecting more capital, to ensure the safety and liquidity of the relevant deposits of the Company and its subsidiaries with Chinalco Finance.

(vii)	Chinalco Finance is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities.

- 7 -

LETTER FROM THE BOARD

(3)	Information of the Parties

Information on the Company

The Company is a joint stock limited company incorporated in the PRC. Its shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and its American depositary receipts are listed on the New York Stock Exchange.

The Group is principally engaged in the mining of bauxite, the production and sales of alumina, primary aluminum and operating of coal and iron ore businesses as well as the trading of other non-ferrous metal products. The Group is the largest producer of alumina and primary aluminum in the PRC.

Information on Chinalco Finance

Chinalco Finance is a limited liability company incorporated in the PRC in June 2011, which is held as to 100% by Chinalco. Its registered capital is RMB1.5 billion, which is fully paid by Chinalco, and its business scope includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of draft acceptance and discounting services to member companies; provision of entrusted loans to member companies; provision of loan and financial leasing to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of counterpart loans.

Chinalco Finance is subject to stringent regulations and is regulated by the PBOC and the CBRC. The CBRC supervision includes regular examination of the audited financial statements and other relevant materials required to be filed by group finance companies as well as on-site inspections and interviews with the senior management of group finance companies. To ensure compliance with the applicable laws and regulations, the CBRC has powers to issue corrective and/or disciplinary orders and to impose penalties and/or fines on a group finance company. In accordance with the relevant requirements under the Measures for Administration of Finance Companies of Enterprise Groups promulgated by the CBRC, group finance companies, including Chinalco Finance:

(a)	are not allowed to engage in non-financial service business, including property investment or trading;

- 8 -

LETTER FROM THE BOARD

(b)

must comply with the following ratio requirements: (i) the capital adequacy ratio shall not be lower than 10%, (ii) the net inter-bank borrowing balance shall not exceed the total registered capital of the relevant finance company, (iii) the total amount of outstanding guarantees shall not be more than the total registered capital of the relevant finance company, and (iv) the ratio of self-owned fixed assets to total equity shall not exceed 20%; and

(c)	are required to deposit with the PBOC a mandatory proportion of the deposits they have received.

As far as the Directors are aware, Chinalco Finance has established stringent internal control measures to ensure effective risk management and compliance with laws and regulations, including:

(a)

it has established corporate governance structure to ensure the effectiveness of its internal controls including the practice of the general manager responsibility system under the leadership of the board of directors, the setting up of the organization structure according to the check-and-balance mechanisms (such as the decision-making system, execution system, supervision and feedback system) and the establishment of the working procedures and risk control system by separating the roles and responsibilities of the front office, middle office and back office;

(b)

it has adopted a centralized, safe and efficient business system. In order to meet the needs of control of the deposit amount by a listed company, it provides a designated real time service for the Company and its subsidiaries to inquiry the balances and the transaction details so as to alert the daily deposit balance and avoid exceeding the daily cap; and

(c)

it has a sound internal control system, including effective internal rules and policies specifically for management and control of operational risk and credit risks. It has its own credit policies and credit approval procedures for loan approvals which are designed in accordance with the relevant PBOC and CBRC regulations. It has also implemented various risk management rules to manage and monitor credit risks. The internal audit department assumes an internal independent supervisory role and is responsible for examining and auditing the business operation of other departments.

- 9 -

LETTER FROM THE BOARD

In assessing the financial risks involved in placing deposits with Chinalco Finance, the Directors have taken into account the following factors:

	(a)	the operations of Chinalco Finance are subject to the supervision of the PBOC and the CBRC and are regulated by the relevant PRC financial services rules and regulations;

	(b)	the Company has one board representatives at Chinalco Finance and will therefore be able to monitor the developments within Chinalco Finance; and

	(c)	Chinalco Finance has established internal control and risk management systems in accordance with the relevant PRC financial services rules and regulations.

(4)	Internal Control Procedures and Corporate Governance Measures Adopted by the Group

In order to protect the interests of the Shareholders, the Group will adopt the following internal control procedures and corporate governance measures in relation to its utilisation of Chinalco Finance's services:

	(a)	a monthly report on the status of the Group's deposits with Chinalco Finance will be delivered by Chinalco Finance to the Company on the third business day of the following month;

	(b)	a copy of every regulatory report submitted by Chinalco Finance to the CBRC will be provided to the Company; and

	(c)	the financial statements of Chinalco Finance will be provided to the Company on the fifth business day after the end of each quarter.

The Board considers that the above internal control procedures and corporate governance measures proposed to be adopted by the Company concerning the continuing connected transactions are appropriate and that the procedures and measures will give sufficient assurance to the Shareholders that the continuing connected transactions under the Renewed Financial Services Agreement will be appropriately monitored by the Company.

- 10 -

LETTER FROM THE BOARD

(5)	Historical Amounts under the Original Financial Services Agreement

Set out below are the actual amount of each of the services under the Original Financial Services Agreement for the two years ended 25 August 2014 and the period commencing from 26 August 2014 to 31 March 2015:

Deposit Services

Based on the information provided by the Group, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance for two years ended 25 August 2014 and the period commencing from 26 August 2014 to 31 March 2015 was approximately RMB4.89 billion.

Settlement Services

No fees were paid by the Group to Chinalco Finance for the settlement services and other financial services for two years ended 25 August 2014 and the period commencing from 26 August 2014 to 31 March 2015. Chinalco Finance will provide the Company with the settlement services for free.

Credit Services

Since the services will be provided by Chinalco Finance to the Group at interest rate not exceeding the interest rate cap for the same type of loan announced by PBOC for the same period, the transaction involves provision of financial assistance by Chinalco Finance for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the Group's assets is granted in respect of the financial assistance.

Miscellaneous Financial Services

The historical amounts paid by the Group to Chinalco Finance for the miscellaneous financial services for two years ended 25 August 2014 and the period commencing from 26 August 2014 to 31 March 2015 were approximately RMB3 million, RMB1 million and RMB5 million, respectively. The Company also expects that the related annual services fees payable by the Group to Chinalco Finance will remain insignificant throughout the term of the Renewed Financial Services Agreement.

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LETTER FROM THE BOARD

(6)	Proposed Caps under the Renewed Financial Services Agreement

Pursuant to the Hong Kong Listing Rules, among the services under the Renewed Financial Services Agreement, only the deposit services thereunder is subject to the Independent Shareholders' approval. Information on the credit services, settlement services and miscellaneous financial services under the Renewed Financial Services Agreement, none of which requires the Independent Shareholders' approval, are set out in this supplemental circular so as to provide full information to the Shareholders about the Renewed Financial Services Agreement.

Deposit Services

Pursuant to the Original Financial Services Agreement, the maximum daily deposit balance (including accrued interests) of the Group with Chinalco Finance should not exceed RMB5.0 billion. Under the Renewed Financial Services Agreement, the relevant maximum daily deposit balance (including accrued interests) for the three years ending 25 August 2018 shall not exceed RMB8 billion.

The Board, having considered (i) the future business development plan and financial requirements of the Group; (ii) the need to obtain most favorable interest rate for the loan in order to reduce the interest expense; (iii) the free settlement services provided by Chinalco Finance, which will reduce the financial cost of the Company; (iv) the amount of funds deposited with Chinalco Finance which can be utilized to supplement the financial requirements of the subsidiaries of the Company and increase the efficiency of fund utilization, therefore proposed the above adjustment to the maximum daily deposit balance (including accrued interests) in the Group's settlement account with Chinalco Finance under the Renewed Financial Services Agreement for the three years ending 25 August 2018.

Settlement Services

Pursuant to the Original Financial Services Agreement, Chinalco Finance agreed to provide settlement services to the Group for free. Pursuant to the Renewed Financial Services Agreement, Chinalco Finance agreed to provide the Group with the settlement services for free, therefore no annual cap is required to be set in this regard.

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LETTER FROM THE BOARD

Credit Services

Pursuant to the Original Financial Services Agreement, the maximum total daily balance of the loans (including accrued interests) provided by Chinalco Finance to the Group shall not exceed RMB10 billion. Under the Renewed Financial Services Agreement, the maximum total daily balance of the loans (including accrued interests) shall still not exceed RMB10 billion.

Pursuant to the Renewed Financial Services Agreement, the credit services provided by Chinalco Finance to the Group are on normal commercial terms (or better to the Group) where no security over the Group's assets is granted in respect of such loans. Therefore, the credit services are exempt continuing connected transactions under Rule 14A.90 of the Hong Kong Listing Rules, and no annual cap is required to be set in this regard.

Miscellaneous Financial Services

Pursuant to the Original Financial Services Agreement, Chinalco Finance agreed to provide miscellaneous financial services with total annual fees payable to Chinalco Finance by the Group not exceeding RMB50 million to the Group. Under the Renewed Financial Services Agreement, the Company expects that the total annual fees payable to Chinalco Finance by the Group for the three years ending 25 August 2018 will not exceed RMB50 million. As each of the percentage ratios (if applicable) will be below the de minimis threshold set out in Rule 14A.76 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Chinalco Finance to the Group will be exempt from the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

(7)	Implications under the Hong Kong Listing Rules

As Chinalco is the controlling shareholder of the Company, directly or indirectly, holding approximately 40.98% of the issued share capital of the Company as at 15 May 2015, Chinalco is a connected person of the Company under the Hong Kong Listing Rules. As Chinalco holds 100% equity interests in Chinalco Finance, Chinalco Finance is a subsidiary of Chinalco and a connected person of the Company. Accordingly, the Renewed Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

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LETTER FROM THE BOARD

Among the services to be provided by Chinalco Finance under the Renewed Financial Services Agreement, the relevant percentage ratio calculated in accordance with the Hong Kong Listing Rules for the deposit services exceeds 5%. Accordingly, the deposit services to be provided by Chinalco Finance under the Renewed Financial Services Agreement are subject to the reporting, announcement and Independent Shareholders' approval requirements under the Hong Kong Listing Rules.

At the eighteenth meeting of the fifth session of the Board of the Company held on 28 April 2015, the Board approved the Renewed Financial Services Agreement and the continuing connected transactions contemplated thereunder.

At the aforesaid Board meeting, Mr. Ge Honglin, Mr. Luo Jianchuan and Mr. Liu Caiming, Directors of the Company, holding management positions in Chinalco, have abstained from voting on the board resolution in respect of the Renewed Financial Services Agreement. Save as the aforementioned, none of the Directors has material interest in the transactions and therefore no other Director has abstained from voting on such board resolution.

The Board (including independent non-executive Directors) consider that the Renewed Financial Services Agreement has been negotiated on arm's length basis and is entered into in the ordinary course of business and on normal commercial terms or better. The terms of the Renewed Financial Services Agreement, the transactions contemplated thereunder, the proposed cap of the daily deposit balance (including accrued interests) are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

As at 15 May 2015, Chinalco and its associates jointly hold 5,542,186,799 A shares of the Company (of which, Chinalco directly holds 5,170,076,695 A shares of the Company and a number of subsidiaries owned by Chinalco hold 372,110,104 A shares of the Company in aggregate), representing approximately 40.98% of the total issued share capital of the Company, will abstain from voting for approving the Renewed Financial Services Agreement and the related annual caps.

The Independent Board Committee has, in accordance with the Hong Kong Listing Rules, been formed to advise the Independent Shareholders on the Renewed Financial Services Agreement and the proposed annual caps. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholder on the same.

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LETTER FROM THE BOARD

2.	The Resolution in Relation to the Non-exempt Continuing Connected Transactions and the Proposed Annual Caps for the Three Years ending 31 December 2018

(1)	The Non-exempt Continuing Connected Transactions

The Company has, since its establishment, entered into and will continue to enter into continuing connected transactions with Chinalco. As the Existing Continuing Connected Transactions will expire on 31 December 2015, the Company proposed to renew the agreements relating to the Existing Continuing Connected Transactions and to continue with the Existing Continuing Connected Transactions for the next three-year period from 1 January 2016 to 31 December 2018. Among the Existing Continuing Connected Transactions, the Non-exempt Continuing Connected Transactions, namely, (i) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement are subject to the Independent Shareholders' approval under the Hong Kong Listing Rules. A summary of the principal terms and conditions of the Non-exempt Continuing Connected Transactions are set out below:

Condition Precedent

Each of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Provision of Engineering, Construction and Supervisory Services Agreement is conditional upon the Independent Shareholders' approval being obtained at the AGM.

(a)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services

	Date of the initial	5 November 2001
agreement:

	Date of the	28 April 2015
supplementary
agreement:

	Parties:	Chinalco as both provider and recipient (for itself and on behalf of its subsidiaries)

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LETTER FROM THE BOARD

The Company as both provider and recipient (for itself and on behalf of its subsidiaries)

Term:	Three years from 1 January 2016 to 31 December 2018

Nature of Transaction:	(a)	Supplies and Ancillary Services Provided by Chinalco to the Company:

(i)

Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles and other relevant or similar supplies and services;

		(ii)	Storage and transportation services: vehicle transportation, loading, railway transportation and other relevant or similar services; and

		(iii)	Ancillary production services: communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services.

	(b)	Supplies and Ancillary Services Provided by the Company to Chinalco:

		(i)	Products: aluminum products (aluminum ingots) and alumina products, primary aluminum, slag, pitch and other relevant or similar supplies; and

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LETTER FROM THE BOARD

	(ii)	Supporting services and ancillary production services: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.

Note:

Due to the similar natures of transactions, the previous expenditure and revenue transactions under the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement and the previous expenditure transactions under the Framework Agreement for Aluminum Products Fabrication Services will be consolidated into the General Agreement on Mutual Provision of Production Supplies and Ancillary Services.

Method of payment:

Payment on delivery (payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant service, and the completion of necessary inspections and internal approval procedures; or (b) after setting-off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.)

Price determination:	(1)	Provision of products and ancillary services to the Company by Chinalco:

(a)

Supplies: the price is determined with reference to the comparable local market prices. The comparable local market prices refer to the reference made to the prices charged or quoted by at least two independent third parties providing products or services with comparable scale in areas where such products or services were provided under normal trading conditions;

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LETTER FROM THE BOARD

(b)

Storage and transportation services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries;

(c)

Ancillary production services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries.

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LETTER FROM THE BOARD

(2)	Provision of products and ancillary services to Chinalco by the Company:

	(a)	Products:

(i)

Alumina products: the selling price is determined according to a method where both the alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange weighted in proportion. The Company will consider the geographical location of the customers, the seasonality demands, the transportation costs, and other relevant factors to determine the proportion of weight to be allocated to the aforementioned alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange;

(ii)

Aluminum products (aluminum ingots): the trading price is determined according to the prices of futures in the current month, the weekly or monthly average spot market prices quoted on the Shanghai Futures Exchange;

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LETTER FROM THE BOARD

(iii)

Other products: the price is determined with reference to the contractual price or the comparable local market prices. The contractual price refers to a mutually agreed price set by all relevant parties for the provision of products. Such price is equivalent to reasonable costs incurred in providing such products plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries. The comparable local market prices refer to the reference made to the prices charged or quoted by at least two independent third parties providing products with comparable scale in areas where such products were provided under normal trading conditions.

(b)	Supporting services and ancillary production services:

(i)

Electricity supply: the price is determined with reference to the government-prescribed price, which refers to the on-grid electricity prices and electricity sales prices proposed to be executed by enterprises set out in the notices issued by the bureau of commodity price in each province published on their websites from time to time;

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LETTER FROM THE BOARD

(ii)

Gas, heat and water supply, measurement, spare parts, repair, testing, transportation, steam: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries;

(iii)

Other services: the price is determined with reference to the comparable local market prices, which refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions.

Separate operative agreements will be entered into under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services by the relevant parties from time to time, and the price of the products or services provided or received by parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above.

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LETTER FROM THE BOARD

(b)	Provision of Engineering, Construction and Supervisory Services Agreement

Date of the initial	5 November 2001
agreement:

Date of the	28 April 2015
supplementary
agreement:

Parties:	Chinalco as both provider and recipient (for itself and on behalf of its subsidiaries)

The Company as both recipient and provider (for itself and on behalf of its subsidiaries)

Term:	Three years from 1 January 2016 to 31 December 2018

Nature of transaction:	Services provided by Chinalco to the Company: engineering design, construction and supervisory services as well as relevant research and development operations

Services provided by the Company to Chinalco: engineering design services (Notes: Since the amounts involved in engineering design services under the Engineering, Construction and Supervisory Services Agreement will continue to be minimal, they are expected to fall within the de minimis threshold as stipulated under Rule 14A.76(1) of the Hong Kong Listing Rules and are fully exempt under Chapter 14A the Hong Kong Listing Rules.)

Method of payment:

payment shall generally be made (a) as to 10% to 20% of the contract price before the provision of the relevant service, up to a maximum of 70% of the contract price during the provision of the relevant service and as to the remaining 10% to 20% of the contract price upon successful provision of the relevant service; (b) in accordance with the prevailing market practice; or (c) in accordance with the arrangement to be agreed by the parties. The relevant payment term shall be no less favorable than those under the comparable transactions between the Company and independent third parties.

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LETTER FROM THE BOARD

Price determination:

Engineering design: the price is determined by comparable local market prices or through public bidding on a case by case basis. The comparable local market prices refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions. Price determination through public bidding refers to the prices determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range close to the base price.

Construction and supervisory services: the price is determined through public bidding. In such case, the prices will be determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price.

Other relevant services: the price is determined with reference to the comparable local market prices, which refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions.

Separate operative agreements will be entered into under the Provision of Engineering, Construction and Supervisory Services Agreement by the relevant parties from time to time, and the price of the services provided or received by parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above.

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LETTER FROM THE BOARD

(2)	Historical Amounts of the Non-exempt Continuing Connected Transactions

Set out below are the actual amounts, the annual caps and the utilization rates of each of the Non-exempt Continuing Connected Transactions for the two previous financial years ended 31 December 2014, the actual amounts of the Non-exempt Continuing Connected Transactions for the three months ended 31 March 2015 as well as the estimated annual amounts and estimated utilization rates of the Non-exempt Continuing Connected Transactions for the financial year ending 31 December 2015:

								For the
								three
								months
								ended
		For the year ended		For the year ended				31 March	For the year ending
		31 December 2013		31 December 2014				2015	31 December 2015
											Estimated
		Actual	Annual	Utilization	Actual	Annual	Utilization	Actual	Estimated	Annual	Utilization
		amounts	Caps	Rates	amounts	Caps	Rates	amounts	amounts	Caps	Rates
						(RMB million)

Expenditure Transactions:

(i)	General Agreement on
	Mutual Provision of
	Production Supplies
	and Ancillary Services
	(Counterparty:
	Chinalco)	3,020	3,500	86.29%	3,314	4,000	82.85%	200	3,841	4,500	85.36%

(ii)	Provision of Engineering,
	Construction and
	Supervisory Services
	Agreement
	(Counterparty:
	Chinalco)	1,839	12,500	14.71%	988	13,000	7.60%	387	2,045	15,000	13.63%

(iii)	Framework Agreement for
	Aluminum Products
	Fabrication Services
	(Counterparty:
	Chinalco) Note 1	64	300	21.33%	76	330	23.03%	13	68	360	18.89%

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LETTER FROM THE BOARD

								For the
								three
								months
								ended
		For the year ended		For the year ended				31 March	For the year ending
		31 December 2013		31 December 2014				2015	31 December 2015
											Estimated
		Actual	Annual	Utilization	Actual	Annual	Utilization	Actual	Estimated	Annual	Utilization
		amounts	Caps	Rates	amounts	Caps	Rates	amounts	amounts	Caps	Rates
						(RMB million)

(iv)	Xinan Aluminum Mutual
	Provision of Products
	and Services
	Framework
	Agreement
	(Counterparty: Xinan
	Aluminum) Note 1	2,501	6,500	38.48%	0	7,600	0%	112	210	8,700	2.41%

Revenue Transactions:

(i)	General Agreement on
	Mutual Provision of
	Production Supplies
	and Ancillary Services
	(Counterparty:
	Chinalco)	6,157	7,000	87.96%	6,586	7,500	87.81%	107	8,000	8,000	100%

(ii)	Xinan Aluminum Mutual
	Provision of Products
	and Services
	Framework
	Agreement
	(Counterparty: Xinan
	Aluminum) Note 1	3,382	7,000	48.31%	845	7,500	11.27%	107	683	8,000	8.54%

Note:

1.

The provision and supply of products and services under the Framework Agreement for Aluminum Products Fabrication Services and the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement will be consolidated into the General Agreement on Mutual Provision of Production Supplies and Ancillary Services.

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LETTER FROM THE BOARD

For the three financial years ending 31 December 2015, the actual amounts of all such Non-exempt Continuing Connected Transactions were and are expected to be below the relevant annual caps. It is mainly because the global financial crisis has been a huge impact on the non-ferrous metals markets, especially the aluminum industry since 2008. Following a slump in aluminum products price, certain enterprises under the Company had to limit and reduce production and clamp down capital investments of all kinds, resulting in a decrease in the amounts of continuing connected transactions between the Company and Chinalco in terms of mutual provision of production supplies, engineering design, construction and supervisory services.

(3)	Proposed Annual Caps for the Non-exempt Continuing Connected Transactions and the Reasons thereof

Set out below are the proposed annual caps of Non-exempt Continuing Connected Transactions for the three years ending 31 December 2018:

		Proposed annual caps for the year ending 31 December
		2016	2017		2018
				Increment		Increment
		Proposed	Proposed	as compared	Proposed	as compared
		annual caps	annual caps	to 2016	annual caps	to 2017
		(RMB million)

Expenditure Transactions:

(i)	General Agreement on Mutual
	Provision of Production
	Supplies and Ancillary Services
	(Counterparty: Chinalco)	5,900	6,420	8.81%	6,950	8.26%

(ii)	Provision of Engineering,
	Construction and Supervisory
	Services Agreement
	(Counterparty: Chinalco)	6,500	10,000	53.85%	10,000	0%

Revenue Transactions:

(i)	General Agreement on Mutual
	Provision of Production
	Supplies and Ancillary Services
	(Counterparty: Chinalco)	14,100	15,300	8.51%	16,400	7.19%

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LETTER FROM THE BOARD

(i)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services:

The proposed annual caps for the expenditure transactions and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services are determined after having taken into account of (i) the historical amounts of such type of transactions between the Company and Chinalco; (ii) the volume of existing transactions between the Company and Chinalco; and (iii) a buffer amount to accommodate the unexpected fluctuation in the annual growth of the transaction volume.

The proposed annual caps for the expenditure transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three financial years ending on 31 December 2018 are RMB5,900 million, RMB6,420 million and RMB6,950 million, respectively, representing a decrease of approximately 46% from those of the three years ending 31 December 2015 (including the annual caps for the expenditure transactions under the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement and the Framework Agreement for Aluminum Products Fabrication Services for the three years ending 31 December 2015). The proposed annual caps for the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three financial years ending on 31 December 2018 are RMB14,100 million, RMB15,300 million and RMB16,400 million, respectively, representing approximately an increase of 2% from those of the three years ending 31 December 2015 (including the annual caps for the revenue transactions under the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement and the Framework Agreement for Aluminum Products Fabrication Services for the three years ending 31 December 2015). The decrease in the annual caps for the expenditure transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services is mainly attributable to the reduction of the volume of the continuing connected transactions as a result of the Company's disposal of its entire equity interest in Chalco Ruimin, Chalco Southwest Aluminum and Chalco Southwest Cold Rolling to Chinalco in June 2013. The ongoing transactions between Chalco Ruimin, Chalco Southwest Aluminum and Chalco Southwest Cold Rolling with Chinalco, respectively, no longer constitute continuing connected transaction of the Company for the purpose of the Hong Kong Listing Rules. The increase in the annual caps for the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services is mainly attributable to (i) the expected increase in the revenue transactions after the launch of the Group's market-oriented reform commencing in 2015 in phases, whereby the assets of carbon production lines, repair factory, and the information centre of the Group's Guangxi Branch and Henan Branch are leased to Chinalco group

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LETTER FROM THE BOARD

for Chinalco group's own production or operation (to which the Group sells petroleum coke and coal pitch as raw materials); (ii) the expected increase in the revenue transactions resulting from the plan of the consolidation of the logistics transportation business of the Group; and (iii) the expected increasing needs of aluminum products of Chinalco after the launch of the aluminum fabrication enterprises development plan by Chinalco in 2015.

(ii)	Provision of Engineering, Construction and Supervisory Services Agreement:

The proposed annual caps for the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement are determined after having taken into account of (i) the historical amounts of such type of transactions between the Company and Chinalco; (ii) the volume of existing transactions between the Company and Chinalco; (iii) the future capital expenditure plan of the Company; and (iv) a buffer amount to accommodate the unexpected fluctuation in the annual growth of the transaction volume.

The proposed annual caps for the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement of the three financial years ending on 31 December 2018 are RMB6,500 million, RMB10,000 million and RMB10,000 million, respectively, representing a decrease of approximately 35% from those of the three years ending 31 December 2015. Such estimation is primarily based on the following considerations: (i) the Company will cut down the capital expenditure projects; and (ii) the growing overall commodity prices and labor costs during the gradual recovery of the domestic economy.

(4)	Reasons for and Benefits of the Continuation of the Non-exempt Continuing Connected Transactions

Given the long-term relationship between the Group and Chinalco, the Company considers that it is in the Company's interests to renew the agreements relating to the Non-exempt Continuing Connected Transactions and to continue with the Non-exempt Continuing Connected Transactions for the following reasons: (1) the Company can acquire prompt and stable supply of products and services from Chinalco, thus lowering the operating risks and costs and facilitating the Company's routine management on production; (2) the Company can acquire engineering design, construction and supervisory services from Chinalco based on normal commercial terms, which are beneficial for the business development of the Group.

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LETTER FROM THE BOARD

(5)	Internal Control System and Corporate Governance Measures Adopted by the Company

In order to protect the interests of the Shareholders, the Company has adopted a set of effective internal control policies to supervise the connected transaction activities of the Company. The financial department of the Company will trace, monitor and check the progress of the connected transactions of the Company on a monthly basis. Meanwhile, the Audit Committee of the Board of the Company continuously conducts strict review on the connected transactions to ensure the completeness and effectiveness of the internal control measures regarding the connected transactions.

(6)	Hong Kong Listing Rules Implications

As Chinalco is the controlling shareholder of the Company, directly and indirectly, holding approximately 40.98% of the issued share capital of the Company as at 15 May 2015, Chinalco is a connected person of the Company under the Hong Kong Listing Rules.

Since the highest applicable percentage ratio for each of the Non-exempt Continuing Connected Transactions calculated on annual basis exceeds 5%, the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and the Independent Shareholders' approval requirements. An AGM will convened to obtain the Independent Shareholders' approval regarding the renewal of Non-exempt Continuing Connected Transactions and the proposed annual caps thereunder for the three years ending 31 December 2018.

At the eighteenth meeting of the fifth session of the Board of the Company held on 28 April 2015, the Board approved the renewal of the Non-exempt Continuing Connected Transactions and related proposed annual caps.

As Mr. Ge Honglin, Mr. Luo Jianchuan and Mr. Liu Caiming, Directors of the Company, hold management positions in Chinalco, they have abstained from voting on the board resolution in respect of the renewal of the Non-exempt Continuing Connected Transactions. Save as the aforementioned, none of the Directors has material interest in the transactions and therefore no other Director has abstained from voting on such board resolution.

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LETTER FROM THE BOARD

The Board (including independent non-executive Directors) considers that the renewal of Non-exempt Continuing Connected Transactions and the proposed annual caps are entered into (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

As at 15 May 2015, Chinalco and its associates jointly hold 5,542,186,799 A shares of the Company (of which, Chinalco directly holds 5,170,076,695 A shares of the Company and a number of subsidiaries owned by Chinalco hold 372,110,104 A shares of the Company in aggregate), representing approximately 40.98% of the total issued share capital of the Company, will abstain from voting for approving the renewal of Non-exempt Continuing Connected Transactions and the related annual caps.

The Independent Board Committee has, in accordance with the Hong Kong Listing Rules, been formed to advise the Independent Shareholders on the renewal of Non-exempt Continuing Connected Transactions and the proposed annual caps. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholder on the same.

(7)	Information of the parties

Information on the Company

The Company is a joint stock limited company incorporated in the PRC. Its shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and its American depositary receipts are listed on the New York Stock Exchange.

The Group is principally engaged in the mining of bauxite, the production and sales of alumina, primary aluminum and operating of coal and iron ore businesses as well as the trading of other non-ferrous metal products. The Group is the largest producer of alumina and primary aluminum in the PRC.

Information on Chinalco

Chinalco, as the controlling shareholder of the Company, directly and indirectly, holds 40.98% of the shares of the Company as at 15 May 2015. Chinalco is a state-owned enterprise incorporated under the laws of the PRC, whose entities and business were contributed to the Company upon the Company's establishments. The principal activities of Chinalco include the production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, fabrication products and carbon products.

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LETTER FROM THE BOARD

III.	THE RESOLUTION IN RELATION TO THE EXTENSION OF THE PERIOD OF AUTHORIZATION RELATING TO THE PROPOSED A SHARE ISSUE

Reference is made to the circulars of the Company dated 20 March 2012, 27 August 2012, 26 September 2012 and 12 May 2014, and the announcements of the Company dated 8 March 2012 and 24 August 2012 in relation to the authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue. On 4 May 2012, the original proposed A Share issue was considered and approved at the 2012 first extraordinary general meeting, 2012 first class meeting of A Shareholders and 2012 first class meeting of H Shareholders. On 12 October 2012, the amendments to the original proposed A Share issue were considered and approved at the 2012 second extraordinary general meeting, 2012 second class meeting of A Shareholders and 2012 second class meeting of the H Shareholders. On 27 June 2014, the extension of the period of authorisation to the Board and the persons to be fully authorized by the Board to deal with the Proposed A Share Issue was granted by the Shareholders at the 2013 annual general meeting, 2014 first class meeting of A Shareholders and 2014 first class meeting of H Shareholders with a valid period of 12 months from 27 June 2014.

In view that the authorization granted to the Board of the Company and the persons to be fully authorized by the Board to deal with the Proposed A Share Issue will expire soon, the Company proposes the extension of the period of authorization granted to the Board of the Company and the persons to be fully authorized by the Board to deal with the Proposed A Share Issue at the AGM and Class Meetings for consideration and approval. For details of the Proposed A Share Issue (including relevant plans), please refer to the circulars of the Company dated 20 March 2012, 27 August 2012 and 26 September 2012. Specific details are set out as follows:

1.	Structure of the Proposed A share Issue

The structure of the Proposed A Share Issue is as follows:

(a) .	Type of shares and nominal value	:	The domestic listed RMB denominated ordinary shares (A Shares), with a nominal value of RMB1.00 each.
:
(b) .	Method of issue	:	Non-public issuance. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.
:
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LETTER FROM THE BOARD

(c) .	Target subscribers	:

Securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors, who shall be independent to the Company, its connected persons (as defined in the Hong Kong Listing Rules) and their respective associates (as defined in the Hong Kong Listing Rules). The Company will determine the target subscribers after obtaining the relevant approval and in accordance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies" through bidding.

:
(d) .	Lock-up period	:	The target subscribers under the Proposed A Share Issue shall not transfer the Shares for a period of 12 months from the date of completion of the Proposed A Share Issue.
:
(e) .	Subscription method	:	All target subscribers will subscribe for the A Shares under the Proposed A Share Issue in cash.
:
(f) .	Number of A Shares	:

Not more than 1,450 million A Shares will be issued under the Proposed A Share Issue. The number of shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividend, bonus issue, capitalization issue, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the AGM to determine the number of shares to be issued, having regard to the actual circumstances and after consultation with the leading underwriter of the Proposed A Share Issue.

:
(g) .	Pricing base date and price of the issue	:	The pricing base date of the Proposed A Share Issue is the date of announcement of the resolutions of the 29th meeting of the fourth session of the Board (i.e. 25 August 2012).
:
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LETTER FROM THE BOARD

The issue price per A Share shall not be less than 90% of the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares/the total volume of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares).

The exact issue price will be determined by the Board after obtaining the approval of the CSRC, in accordance with the authority granted at the AGM and in compliance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies", based on the bidding results and after consultation with the leading underwriter. The issue price of the Proposed A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue or placing during the period from the pricing base date of the A Share Issue to the date of issue of the A Shares.

(h) .	Place of listing	:	After the expiration of the lock-up period under the Proposed A Share Issue, the A Shares issued thereunder will be listed and traded on the Shanghai Stock Exchange.

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LETTER FROM THE BOARD

(i) .	Use of proceeds	:

The proceeds raised under the Proposed A Share Issue will not exceed RMB8.0 billion. After deduction of the relevant expenses, the net proceeds will be used in the Chalco Xing Xian alumina project, Chalco Zhongzhou Bayer Ore-dressing Process expansion construction project; and to supplement working capital, details of the project investments are as follows:

					Required
					Investment	Proceeds to
			Project name		Amount	be utilized
					(RMB '00	(RMB '00
					million)	million)

			(i)	Chalco Xing Xian alumina
				project	52.30	47.00
			(ii)	Chalco Zhongzhou Bayer
				Oredressing
				Process expansion
				construction project	29.92	13.00
			(iii)	Additional working capital	20.00	20.00

			Total		102.22	80.00

If the actual proceeds raised in the A Share Issue are less than the amount proposed above, the Company will make up the shortfall by other means; if the time at which the proceeds are raised does not match the implementation schedule of the projects, the Company may utilize other funds for the implementation of the projects and swap such funds with the proceeds raised when they are available.

(j) .	Arrangements with regard to the undistributed cumulated profits	:	The new Shareholders after completion of the Proposed A Share Issue and the existing Shareholders will share the undistributed profits cumulated prior to the Proposed A Share Issue.

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LETTER FROM THE BOARD

(k) .	Period of validity of the resolutions under the Proposed A Share Issue	:

Shareholders granted the extension of the period of validity of the authorization at the 2013 annual general meeting, the 2014 first class meeting of A Shareholders and the 2014 first class meeting of H Shareholders. The period of validity would be 12 months from the date of the abovementioned meetings held since 27 June 2014.

2.	Effect of the Proposed A Share Issue on the Company's Shareholding Structure

The following table sets out the shareholding structure of the Company as at the Latest Practicable Date and immediately after the completion of the Proposed A Share Issue, assuming that 1,450 million new A Shares will be issued:

	As at		Upon completion of
	the Latest Practicable Date		the A Share Issue
	No. of Shares		No. of Shares
	in issue	%	in issue	%

A Shares	9,580,521,924	70.84	11,030,521,924	73.66
H Shares	3,943,965,968	29.16	3,943,965,968	26.34

Total	13,524,487,892	100	14,974,487,892	100

As at 15 May 2015, the public holders of A Shares and H Shares hold an aggregate of 7,982,301,093 Shares, representing approximately 59.02% of the issued share capital of the Company. Upon the completion of the Proposed A Share Issue and assuming the issuance of the maximum of 1,450 million new A Shares, the public holders of A Shares and H Shares will hold an aggregate of 9,432,301,093 Shares, representing approximately 62.99% of the issued share capital of the Company.

As at 15 May 2015, Chinalco and its subsidiaries hold an aggregate of 40.98% of the issued share capital of the Company. Upon completion of the Proposed A Share Issue and assuming the issuance of the maximum of 1,450 million additional A Shares, Chinalco and its subsidiaries will hold in aggregate approximately 37.01% of the enlarged total issued share capital of the Company.

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LETTER FROM THE BOARD

3.	Reasons for the Proposed A Share Issue

The directors of the Company believe that the Proposed A Share Issue will further enhance the Company's financing channels, lower the debt-to-equity ratio of the Group, and provide the Company with funds required for its ongoing business developments, including the projects of fund raising, thereby improving the Company's production capacity and competitiveness in the aluminum industry.

4.	Approval of the Proposed A Share Issue

On 24 August 2012, a resolution proposed at the 29th meeting of the fourth session of the Board of the Company in relation to the domestic issuance of not more than 1.45 billion A Shares to legal persons, natural persons or other qualified investors who are in compliance with relevant regulations and conditions was passed. On 12 October 2012, the SASAC issued an approval on the plan. On 12 October 2012, the plan and relevant matters were considered and approved at the 2012 second extraordinary general meeting, the 2012 second class meeting of A Shareholders and the 2012 second class meeting of H Shareholders. On 7 December 2012, the Issuance Examination Committee of the CSRC reviewed the application for the Proposed A Share Issue of the Company, and the application for the Proposed A Share Issue was passed unconditionally. On 14 March 2013, the Company received the approval on the non-public issuance of not more than 1,450 million new Shares from CSRC, with a valid period of six months from the date of the issuance of the approval. In July 2013, due to reasons of the sponsor, CSRC temporarily withdrew the approval on the issuance of additional A Shares of the Company. On 27 June 2014, the extension of the period of authorization relating to the Proposal A Share Issue was granted to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue at the 2013 annual general meeting, the 2014 first class meeting of A Shareholders and the 2014 first class meeting of H Shareholder to be 12 months from the date of the abovementioned meetings (i.e. 27 June 2014). On 4 January 2015, the Company formally submitted the Request in Relation to the Resumption of the Approval on the Non-public Issuance of Shares by Aluminum Corporation of China Limited. The sponsor, auditors and lawyers had also submitted review recommendations on post-meeting matters to the CSRC.

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LETTER FROM THE BOARD

On 25 March 2015, the Board passed a resolution in relation to the extension of the period of authorization relating to the Proposed A Share Issue to be extended for a further 12 months from the date of the AGM and the Class Meetings. On 24 April 2015, the Company received the approval on the non-public issuance of not more than 1,450 million new Shares from the CSRC with a valid period of six months from the date of the issuance of the approval (i.e. 21 April 2015).

5.	Extension of the period of authorization relating to the Proposed A Share Issue

In view of the authorization granted to the Board of the Company and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue at the 2013 annual general meeting, the 2014 first class meeting of A Shareholders and the 2014 first class meeting of H Shareholder held on 27 June 2014 by the Company will expire soon, the Board proposes that the period of authorization be extended for a further 12 months from the date of the AGM and the Class Meetings, (i.e. 12 months from 25 June 2015).

IV.	RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on page 39 to page 40 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders.

Your attention is also drawn to the letter from the Independent Financial Adviser set out on page 41 to page 68 of this circular which contains the advice to the Independent Board Committee and the Independent Shareholders.

The Directors (including independent non-executive Directors) consider that the renewal of the Non-exempt Continuing Connected Transactions and the Renewed Financial Services Agreement have been negotiated on arm's length basis. The terms of the renewal of the Non-exempt Continuing Connected Transactions and the Renewed Financial Services Agreement and the transactions contemplated thereunder are fair and reasonable and are in the interests of the Company and its Shareholders as a whole. The Directors are of the view that the extension of the period of authorization relating to the Proposed A Share Issue will broaden the Company's financing channel and is favorable for the sustained development of the Company. Accordingly, the Directors recommend all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice.

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LETTER FROM THE BOARD

V.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

* For identification purpose only

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LETTER FROM THE INDEPENDENT BOARD COMMITTEE

2 June 2015

To the independent Shareholders

Dear Sir or Madam,

RENEWAL OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS
AND THE RENEWED FINANCIAL SERVICES AGREEMENT

We refer to the supplemental circular of the Company dated 2 June 2015 to the shareholders of the Company (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of (i) the renewal of the Non-exempt Continuing Connected Transactions and the proposed annual caps for the three years ending 31 December 2018 thereunder and (ii) the Renewed Financial Services Agreement and the maximum daily balance in respect of the deposit services thereunder for the three years ending 25 August 2018.

GF Capital has been appointed by the Company as the Independent Financial Adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 41 to 68 of the Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 38 of the Circular and the additional information set out in the Appendix to the Circular.

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LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the terms of the renewal of the Non-exempt Continuing Connected Transactions and the Renewed Financial Services Agreement and having considered the interests of the Company and the Independent Shareholders and the advice of GF Capital, we consider that (i) the renewal of the Non-exempt Continuing Connected Transactions and the proposed annual caps thereunder for the three years ending 31 December 2018 and (ii) the Renewed Financial Services Agreement and the maximum daily balance in respect of the deposit services thereunder for the three years ending 25 August 2018, are conducted in the ordinary and usual course of business of the Company, and the terms of the renewal of the Non-exempt Continuing Connected Transactions and the Renewed Financial Services Agreement, together with the respective proposed annual caps are normal commercial terms and are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders to vote in favour of the resolution to be proposed at the AGM approving the renewal of the Non-exempt Continuing Connected Transactions and the Renewed Financial Services Agreement and the respective proposed annual caps.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Ma Si-hang, Frederick
Chen Lijie
Independent non-executive Directors

* For identification purpose only

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LETTER FROM GF CAPITAL

The following is the text of the letter of advice to the Independent Board Committee and the Independent Shareholders from the Independent Financial Adviser in connection with the Renewed Non-Exempt Continuing Connected Transactions and the Renewed Deposit Services which has been prepared for inclusion in this circular.

29-30/F, Li Po Chun Chambers
189 Des Voeux Road Central
Hong Kong

2 June 2015

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

RENEWAL OF NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS AND
DEPOSIT SERVICES UNDER THE RENEWED FINANCIAL
SERVICES AGREEMENT

INTRODUCTION

We refer to our appointment as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the renewal of

(i)	the expenditure transactions of General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco;

(ii)	the revenue transactions of General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco; and

(iii)	the expenditure transactions of Provision of Engineering, Construction and Supervisory Services Agreement between the Company and Chinalco;

and each of the proposed annual caps for the three years ending 31 December 2018 respectively thereunder (together, the "Renewed Non-Exempt Continuing Connected Transactions"); and

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LETTER FROM GF CAPITAL

(iv)	the deposit services provided by Chinalco Finance to the Company under the Renewed Financial Services Agreement (the "Renewed Deposit Services") for the three years ending 25 August 2018,

particulars of which are set out in the circular (the "Circular") of the Company dated 2 June 2015 and in which this letter is reproduced. Unless the context requires otherwise, terms used in this letter shall have the same meanings as defined in the Circular.

As at 15 May 2015,

1.	Chinalco holds approximately 40.98% of the Company's shares and, hence, is the connected person of the Company under the Hong Kong Listing Rules; and

2.	Chinalco holds 100% equity interests in Chinalco Finance and, hence, Chinalco Finance is also a connected person of the Company under the Hong Kong Listing Rules.

Since

1.	the highest applicable percentage ratio for each of the Non-Exempt Continuing Connected Transactions (the "Proposed Annual Caps") calculated on annual basis exceeds 5%, and

2.	the relevant percentage ratio for the proposed maximum daily balance (the "Proposed Maximum Daily Deposit Balance") of the Renewed Deposit Services exceeds 5%,

each of the Renewed Non-Exempt Continuing Connected Transactions and the Renewed Deposit Services is subject to the reporting, announcement and the Independent Shareholders' approval requirements.

As at the Latest Practicable Date, we did not have any relationships or interests with the Company or any other parties that could reasonably be regarded as relevant to the independence of us. In the last two years up to the Latest Practicable Date, we acted as an independent financial adviser in each of one occasion to the independent board committee and independent shareholders of (1) the Company in relation to its major disposal and connected transactions (details of which were set out in the circular of the Company dated 14 November 2013); and (2) China Aluminum International Engineering Corp. Ltd. (stock code: 2068 HK)(being the Company's sister company under common control by Chinalco) in relation to its non-exempt continuing connected transactions (details of which were set out in its circular dated 11 September 2014). Apart from normal professional fee paid to us in connection with the aforesaid and the captioned appointments, no arrangements exist whereby we had received any fees or benefits from the Company or any other party to the aforesaid and the captioned transactions, and therefore we consider such prior relationship would not affect our independence.

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LETTER FROM GF CAPITAL

BASIS OF OUR OPINION

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true, accurate and complete in all material respects at the time they were made and continue to be true, accurate and complete in all material respects as at the date of the Circular. We have also relied on our discussion with the management of the Company regarding the Group and the respective terms of the Renewed Non-exempt Continuing Connected Transactions (including the Proposed Annual Caps) and the Renewed Deposit Services (including the Proposed Maximum Daily Deposit Balance), including the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors and the Company in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Group, Chinalco, Chinalco Finance or the respective associates nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion regarding the terms of the Renewed Non-exempt Continuing Connected Transactions (including the Proposed Annual Caps) and the Renewed Deposit Services (including the Proposed Maximum Daily Deposit Balance), we have considered the following principal factors and reasons:

1.	Background of and reasons for the Continuing Connected Transactions

Further to publication of the announcement of the Company dated 24 August 2012 (and the circular of the Company dated 12 October 2012) in relation to the renewal of the Existing Continuing Connected Transactions, the Existing Continuing Connected Transactions will expire on 31 December 2015, whereas the financial services agreement entered into between the Company and Chinalco Finance on 24 August 2012 will expire on 25 August 2015. Under such background, Company proposed to renew (amongst others) the existing Non-Exempt Continuing Connected Transactions and the existing Deposit Services.

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LETTER FROM GF CAPITAL

Given the long-term relationship between the Group and Chinalco, we concur with the Directors' view that it is in the Company's interests to renew and continue with the existing Non-Exempt Continuing Connected Transactions given that the Company can be offered greater flexibility to

(i)	procure prompt, reliable and stable supply of products and services from Chinalco on normal commercial terms; and

(ii)	sell its products and services to Chinalco on normal commercial terms.

In assessing on whether the Renewed Deposit Services are in the interests of the Company and the Shareholders, we have considered the following reasons and benefits:

(i)

upon our due diligence enquiry, we understand from the Directors that the major purpose for the Group to place deposits into Chinalco Finance is to settle the intra-group transaction through the favorable policy of free-of-charge settlement services from Chinalco Finance (which would otherwise be charged by independent commercial banks). The Group estimates that the total bank charges which the Group can potentially save by using free-of-charge settlement services from Chinalco Finance for each of the three years ending 25 August 2018 will be approximately RMB4 million, RMB5 million, and RMB5 million respectively (versus RMB6 million, RMB6 million, and RMB6 million for each of the three financial years ended/ending 31 December 2015);

(ii)

the settlement services through Chinalco Finance will strengthen the Company's centralized management of its subsidiaries' capital and reduce the capital transmission time, and the may take full advantage of the favorable policy of free settlement services provided by Chinalco Finance to duly increase the amount of settlement services to be provided by Chinalco Finance and reduce the banking commission charges payable by the Company, which is beneficial in reducing the amount of settlement capital that is required to be kept by the Company and its subsidiaries, thereby releasing more capital for turnover;

(iii)

the Company will deposit part of its funds with Chinalco Finance, which will provide financing support to the Company's subsidiaries through operating loans subject to compliance with the limits for such loans. Such arrangements will resolve the liquidity requirements of individual subsidiaries of the Company and enables the Company to centralize its management of the Group's credit limits and loan targets though Chinalco Finance;

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LETTER FROM GF CAPITAL

(iv)

On 28 April 2015, pursuant to the Renewed Financial Services Agreement, Chinalco, as sole shareholder of Chinalco Finance, has undertaken to the Company that will provide valid assistance to Chinalco Finance if Chinalco Finance is in financial troubles, such as injecting more capital, to ensure the safety and liquidity of the relevant deposits of the Company and its subsidiaries with Chinalco Finance; and

(v)	Chinalco Finance is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities.

In light of the above, we concur with the Directors' view that the renewed utilization of Deposit Services from Chinalco Finance under the Renewed Financial Service Agreement is in the interests of the Company and the Shareholders as a whole.

2.	Principal terms of the Renewed Non-Exempted Continuing Connected Transactions and the Renewed Deposit Services

We analyse the key terms of each of the Renewed Non-Exempt Continuing Connected Transactions and the Renewed Deposit Services below, in relation to the aspects of (1) Proposed Annual Caps/Proposed Maximum Daily Deposit Balance, (2) Pricing, and (3) Settlement.

(1)	Proposed Annual Caps/Proposed Maximum Daily Deposit Balance

In the table below, we have calculated for comparison purpose (a) the actual historical transacted amounts versus the historical annual caps (arriving at "cap utilisation rate"); and (b) the growth rate of the actual historical transacted amounts versus that of the annual caps of the Renewed Non-Exempted Continuing Connected Transactions and the Renewed Deposit Services:

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LETTER FROM GF CAPITAL

		(Actual historical transacted amounts)				Proposed Annual Caps/Proposed
		Historical annual caps				Maximum Daily Deposit Balance
		For the year ended/ending 31 December
RMB'000		2013	2014	2015Q1	2015	2016	2017	2018

(i)	expenditure transactions of	(3,020)	(3,314)	(200)
	General Agreement on Mutual	3,500	4,000	1,125	4,500	5,900	6,420	6,950
	Provision of Production Supplies			= 4,500
	and Ancillary Services			x 3 / 12*

	(Growth % of actual historical)	(N/A)	(+10%)	(-76%)
	transacted amounts
	Cap utilisation %	86%	83%	18%
	{Growth % of annual caps}	{N/A}	{+14%}	{+13%}	{+13%}	{+31%}	{+9%}	{+8%}

(ii)	revenue transactions of General	(6,157)	(6,586)	(1,941)
	Agreement on Mutual Provision of	7,000	7,500	2,000	8,000	14,100	15,300	16,400
	Production Supplies and Ancillary			= 8,000
	Services			x 3 / 12*

	(Growth % of actual historical	(N/A)	(+7%)	(+18%)
	transacted amounts)
	Cap utilisation %	88%	88%	97%
	{Growth % of annual caps}	{N/A}	{+7%}	{+7%}	{+7%}	{+76%}	{+9%}	{+7%}

(iii)	expenditure transactions of	(1,839)	(988)	(387)
	Provision of Engineering,	12,500	13,000	3,750	15,000	6,500	10,000	10,000
	Construction and Supervisory			= 15,000
	Services Agreement			x 3 / 12*

	(Growth % of actual historical	(N/A)	(-46%)	(+57%)
	transacted amounts)
	Cap utilisation %	15%	8%	10%
	{Growth % of annual caps}	{N/A}	{+4%}	{+15%}	{+15%}	{-57%}	{+54%}	{+0%}

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LETTER FROM GF CAPITAL

		(Actual historical transacted amounts)				Proposed Annual Caps/Proposed
		Historical annual caps				Maximum Daily Deposit Balance
		For the year ended/ending 31 December
RMB'000		2013	2014	2015Q1	2015	2016	2017	2018

(iv)	the Renewed Deposit Services**	(1,747)	(3,414)	(4,890)
		5,000	5,000	5,000	5,000	8,000	8,000	8,000

	(Growth % of actual historical	(N/A)	(+95%)	(+43%)
	transacted amounts)
	Cap utilisation %	35%	68%	98%
	{Growth % of annual caps}	{N/A}	{+0%}	{+0%}	{+0%}	{+60%}	{+0%}	{+0%}

*	on pro rata basis of 3 months/12 months

**	the year ended/ending 25 August (instead of the year ended/ending 31 December)

We analysed the relevant basis in arriving at the Proposed Annual Caps/Proposed Maximum Daily Deposit Balance as below:

Our analysis

(i)	expenditure transactions of General Agreement on Mutual Provision of Production Supplies and Ancillary Services

The Proposed Annual Caps for the three financial years ending 31 December 2018 are RMB5,900 million, RMB6,420 million and RMB6,950 million, respectively (aggregating at RMB19,270 million), representing a decrease of approximately 46% from those of the preceding three years (aggregate at RMB35,790 million). Upon our due diligence enquiry, we have managed to obtain break down from the Directors that such decrease is derived on the basis of

		(a)	adding back the past annual caps of expenditure transactions for each of the three financial years ended 31 December 2015 of

(1)

the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement of RMB6,500 million, RMB7,600 million and RMB8,700 million (actual historical transacted amount: RMB2,501 million, RMB0 million and RMB112 million (2015Q1 only)); and

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LETTER FROM GF CAPITAL

(2)

the Framework Agreement for Aluminum Products Fabrication Services of RMB300 million, RMB330 million and RMB360 million (actual historical transacted amount: RMB64 million, RMB76 million and RMB13 million (2015Q1 only))

on to the original expenditure transactions of General Agreement on Mutual Provision of Production Supplies and Ancillary Services of RMB3,500 million, RMB4,000 million and RMB4,500 million (actual historical transacted amount: RMB3,020 million, RMB3,314 million and RMB200 million (2015Q1 only)); and

(b)	adding up the expected expenditure transactions for each of the three financial years ending 31 December 2018 of

(3)

the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement of RMB300 million, RMB300 million and RMB300 million (representing an annual growth rate of approximately -97%, +0%, +0%, and the dollar size of which has been observed by us to be significantly reduced in line with the zero actual historical transacted amount during the financial year ended 31 December 2014 (as explained in the next paragraph)); and

(4)

the Framework Agreement for Aluminum Products Fabrication Services of RMB100 million, RMB120 million and RMB150 million (representing an annual growth rate of approximately -72%, +20%, +25%, and the dollar size of which has been observed by us to be reduced in line with the low-utilised actual historical transacted amounts during the financial year ended 31 December 2014);

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LETTER FROM GF CAPITAL

on to the original expenditure transactions of General Agreement on Mutual Provision of Production Supplies and Ancillary Services of RMB5,500 million, RMB6,000 million and RMB6,500 million (representing an annual growth rate of approximately +22%, +9%, +8%).

We have been explained by the Directors that such decrease is mainly attributable to the Company's disposal of its entire equity interest in Chalco Ruimin, Chalco Southwest Aluminum and Chalco Southwest Cold Rolling to Chinalco in June 2013, as a result of which the same ongoing transactions between the aforesaid three divested companies and Xinan Aluminum no longer constitute continuing connected transaction of the Company for the purpose of the Hong Kong Listing Rules. Upon our due diligence enquiry, we have been explained by the Directors that such portion of expenditure transaction before the said disposal actually amounted to RMB2,501 million for the year ended 31 December 2013 (representing item (h) Xinan Aluminum Mutual Provision of Products and Services Framework Agreement), which subsequently to the said disposal decreased significantly to zero and RMB112 million (as newly incurred by China Aluminum International Trading Co., Ltd. , being a subsidiary of the Company) for each of the year ended 31 December 2014 and the three months ended 31 March 2015 respectively.

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LETTER FROM GF CAPITAL

Upon comparison with the actual cap utilisation rate of over 80% consecutively for the two years ended 31 December 2014 as illustrated in the table above, we consider that there is an acceptable full-year trend to seek for the Proposed Annual Cap of RMB5,900 million for the year ending 31 December 2016, after taking into account of the Directors' explanation of:

(1)

new extra increase in the expected annual expenditure transactions of RMB2,000 million after the launch of the Group's market-oriented reform commencing in 2015 in phases, whereby the assets of carbon production lines, repair factory, and the information centre of the Group's Guangxi subsidiary and Henan subsidiary are leased to Chinalco group for Chinalco group's own production/operation (from which the Group procures Chinalco group's carbon finished products and repair/information services); and

(2)

new extra increase in the expected annual expenditure transactions of RMB1,000 million after the trial production of Chinalco group's Shanxi Jiaokou Xinghua Technology Co., Ltd. as expected to commence in May 2015 (having an annual output of 350,000 tons of alumina, which are to be purchased by China Aluminum International Trading Co., Ltd. , being a subsidiary of the Company for onward trading purpose).

However, we note that the actual cap utilisation rate dropped to below 20% for the three months ended 31 March 2015. Upon our due diligence enquiry, we understand from the Directors that such decrease is due to the closure of the Group's Guizhou Aluminium Co, Ltd. in August 2014, as a result of which as to about RMB400 million worth of expenditure transaction no longer recurred during the three months ended 31 March 2015.

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LETTER FROM GF CAPITAL

Meanwhile, we note that each of the Proposed Annual Cap of RMB6,420 million and RMB6,950 million for the two years ending 31 December 2018 is not excessively higher than that for the year ending 31 December 2016, each representing a single-digit growth rate.

Upon our due diligence enquiry, we have been explained by the Directors that when arriving at the relevant Proposed Annual Caps, upside unit price volatility is a factor built-in as buffer, given that the Group's products and services are focusing on commodity sector which inherently is vulnerable to global commodity price fluctuation beyond control of the Group. In this connection, we note that the estimated price volatility level of each of alumina and electrolytic aluminum ranges within 11% for the three financial years ending on 31 December 2018.

(ii)	revenue transactions of General Agreement on Mutual Provision of Production Supplies and Ancillary Services

The Proposed Annual Caps for the three financial years ending 31 December 2018 are RMB14,100 million, RMB15,300 million and RMB16,400 million, respectively (aggregating at RMB45,800 million), representing an increase of approximately 2% from those of the preceding three years (aggregating at RMB45,000 million). Upon our due diligence enquiry, we have managed to obtain break down from the Directors that such increase is derived on the basis of

(1)

adding back the past annual caps of revenue transactions for each of the three financial years ended 31 December 2015 of the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement of RMB7,000 million, RMB7,500 million and RMB8,000 million (actual historical transacted amount: RMB3,382 million, RMB845 million and RMB107 million (2015Q1 only)) on to the original revenue transactions of General Agreement on Mutual Provision of Production Supplies and Ancillary Services of RMB7,000 million, RMB7,500 million and RMB8,000 million (actual historical transacted amount: RMB6,157 million, RMB6,586 million and RMB1,941 million (2015Q1 only)); and

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LETTER FROM GF CAPITAL

(2)

adding up the expected revenue transactions for each of the three financial years ending 31 December 2018 of the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement (after adding the provision of labour services) of RMB1,100 million, RMB1,300 million and RMB1,400 million (representing an annual growth rate of approximately -86%, +18%, +8%, and the dollar size of which has been observed by us to be significantly reduced in line with the low-utilised actual historical transacted amount during the financial year ended 31 December 2014 (as explained in the next paragraph)) on to the original revenue transactions of General Agreement on Mutual Provision of Production Supplies and Ancillary Services of RMB13,000 million, RMB14,000 million and RMB15,000 million (representing an annual growth rate of approximately +63%, +8%, +7%).

Upon comparison with the actual cap utilisation rate of almost or over 90% for the two years ended 31 December 2014 and the three months ended 31 March 2015 as illustrated in the table above, we consider that there is an acceptable trend to seek for the Proposed Annual Cap of RMB14,100 million for the year ending 31 December 2016, after taking into account of the Directors' explanation of

(1)

new extra increase in the expected annual revenue transactions of RMB1,000 million after the launch of the Group's market-oriented reform commencing in 2015 in phases, whereby the assets of carbon production lines, repair factory, and the information centre of the Group's Guangxi subsidiary and Henan subsidiary are leased to Chinalco group for Chinalco group's own production/operation (to which the Group sells petroleum coke and asphalt as raw materials);.

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LETTER FROM GF CAPITAL

(2)

new extra increase in the expected annual revenue transactions of RMB1,200 million in 2016 after the launch of the aluminum fabrication enterprises development plan by Chinalco in 2015, thereby increasing needs of aluminum products of Chinalco from the Group;

(3)

new extra increase in the expected annual revenue transactions of RMB300 million, RMB500 million and RMB700 million according to the plan of the consolidation from the logistics transportation business of the Group in 2016, 2017 and 2018, thereby serving Chinalco group ; and

(4)

most of the revenue transactions of the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement (capped at RMB7,000 million, RMB7,500 million and RMB8,000 million for each of the three financial years ended 31 December 2015) are in practice shifted and consolidated into those of General Agreement on Mutual Provision of Production Supplies and Ancillary Services for each of the three financial years ending 31 December 2018 (representing item (h) Xinan Aluminum Mutual Provision of Products and Services Framework Agreement).

Meanwhile, we note that each of the Proposed Annual Cap of RMB15,300 million and RMB16,400 million for the two years ending 31 December 2018 is not excessively higher than that for the year ending 31 December 2016, each representing a single-digit growth rate.

Upon our due diligence enquiry, we have been explained by the Directors that when arriving at the relevant Proposed Annual Caps, upside unit price volatility is a factor built-in as buffer, given that the Group's products and services are focusing on commodity sector which inherently is vulnerable to global commodity price fluctuation beyond control of the Group. In this connection, we note that the estimated price volatility level of each of alumina and electrolytic aluminum ranges within 11% for the three financial years ending on 31 December 2018.

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LETTER FROM GF CAPITAL

(iii)	expenditure transactions of Provision of Engineering, Construction and Supervisory Services Agreement

The Proposed Annual Caps for the three financial years ending 31 December 2018 are RMB6,500 million, RMB10,000 million and RMB10,000 million, respectively (aggregating at RMB26,500 million), representing a decrease of approximately 35% from those of the preceding three years (aggregating at RMB40,500 million) of RMB12,500 million, RMB13,000 million and RMB15,000 million. Such estimation is primarily based on the following considerations: (i) the Company will cut down the capital expenditure projects; and (ii) the growing overall commodity prices and labor costs during the gradual recovery of the domestic economy.

Upon comparison with the low actual cap utilisation rate (being not higher than mid-teen level) for the two years ended 31 December 2014 and the three months ended 31 March 2015 (actual historical transacted amount: RMB1,839 million, RMB988 million and RMB387 million (2015Q1 only)) as illustrated in the table above, we consider that there is an apparent lack of acceptable trend to seek for the Proposed Annual Cap of RMB6,500 million for the year ending 31 December 2016. We understand from the Directors that for the three financial years ending 31 December 2015, the actual amounts of all such Existing Continuing Connected Transactions were and are expected to be below the relevant annual caps, primarily due to the global financial crisis since 2008 which has been a huge impact on the non-ferrous metals markets, especially the aluminum industry. Following a slump in aluminum products price, certain enterprises under the Company had to limit and reduce production and clamp down capital investments of all kinds, resulting in a decrease in the amounts of continuing connected transactions between the Company and Chinalco in terms of (amongst others) engineering design, construction and supervisory services.

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LETTER FROM GF CAPITAL

In line with the low-utilised actual historical transacted amount during the two years ended 31 December 2014 and the three months ended 31 March 2015 (as explained in the above paragraph), we observe that the aforesaid the Proposed Annual Cap of RMB6,500 million for the year ending 31 December 2016 has been significantly reduced by 57% as compared to that previously sought for the year ending 31 December 2015 of RMB15,000 million. However, we note that each of the Proposed Annual Cap of RMB10,000 million and RMB10,000 million for the two years ending 31 December 2018 is significantly higher than that for the year ending 31 December 2016 (representing an annual growth rate of approximately +54% and +0% respectively). We have been explained by the Directors that such increase is based on the Group's Thirteen Fifth-Year Plan which stipulates an annual total capital expenditure of RMB15,100 million, RMB19,500 million and RMB20,000 million for each of the three financial years ending 31 December 2018, representing an annual growth rate of approximately +54%, +29% and +3% respectively (versus RMB9,800 million for the financial year ending 31 December 2015).

(iv)	the Renewed Deposit Services

We have managed to obtain data from the Directors that the maximum daily deposit balance (including accrued interest) placed by the Group with Chinalco Finance for each of two years ended 25 August 2014 and for the period commencing from 26 August 2014 to 31 March 2015 was approximately RMB1,747 million, RMB3,414 million and RMB4,890 million, respectively, representing an actual period-on-period growth rate of +95% and +43% respectively.

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LETTER FROM GF CAPITAL

Upon comparison with the actual cap utilisation rate of already 98% for the period commencing from 26 August 2014 to 31 March 2015 as illustrated in the table above, we consider that there is an acceptable trend to seek for the Proposed Annual Cap of RMB8,000 million for three years ending 25 August 2018, after taking into account of the Board's consideration on (i) the future business development plan and financial requirements of the Group (for example, the Group's Thirteen Fifth-Year Plan stipulates an annual total capital expenditure of RMB15,100 million, RMB19,500 million and RMB20,000 million for each of the three financial years ending 31 December 2018); (ii) the need to obtain most favourable interest rate for the loan in order to reduce the interest expense (in this connection, we note that the maximum total daily balance of the loans (including accrued interests) provided by Chinalco Finance to the Group under the same Renewed Financial Services Agreement will remain at RMB10 billion for three years ending 25 August 2018, which itself is of a higher level than the Proposed Annual Cap of RMB8,000 million for the same period); (iii) the free settlement services provided by Chinalco Finance, which will reduce the financial cost of the Company; (iv) the amount of funds deposited with Chinalco Finance which can be utilized to supplement the financial requirements of the subsidiaries of the Company and increase the efficiency of fund utilization.

Upon our due diligence review, we note from the latest annual report of the Company that the Group's cash and cash equivalents amounted to RMB16,269 million on 31 December 2014, representing an actual increase of approximately +43% (or RMB4,887 million) from RMB11,382 million on 31 December 2013, which is not excessively lower than the growth rate of +60%s as sought by the Proposed Annual Cap of RMB8,000 million for the year ending 25 August 2016 over that of RMB5,000 million for the year ending 25 August 2015.

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LETTER FROM GF CAPITAL

We further note from the latest quarterly report of the Company that the Group's cash and cash equivalents amounted to RMB17,906 million on 31 March 2015, representing on pro rata basis an actual increase of approximately 40% (or RMB1,637 million/3 x 12) from RMB16,269 million on 31 December 2014, which is also not excessively lower than the growth rate of +60% as sought by the Proposed Annual Cap of RMB8,000 million for the year ending 25 August 2016 over that of RMB5,000 million for the year ending 25 August 2015. Upon comparison, we observe that the Proposed Annual Cap of RMB8,000 million represented approximately 45% of the latest available level of the Group's cash and cash equivalents of RMB17,906 million on 31 March 2015. In other words, we envisage and have further been reaffirmed by the Company that any remaining portion (representing not less than approximately 55% based on data on 31 March 2015) of the Group's cash and cash equivalents has to be diversified as deposits into other independent banks or financial institutions (the allocation of which shall depend on the extent of each supportive relationship to the Group, in terms of credit and other services offered to the Group's benefit). We understand that the Group is entitled, pursuant to the Renewed Financial Services Agreement, to select the financial institutions for financial services and decide the financial institutions for deposit services as well as the amounts of deposits according to its own business needs.

Meanwhile, we note that each of the Proposed Annual Cap of RMB8,000 million and RMB8,000 million for the two years ending 31 December 2018 remains the same as that for the year ending 31 December 2016, thereby refraining from seeking for extra annual cap size which is more than necessary.

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LETTER FROM GF CAPITAL

Based on our above analysis, and given further that

(a)

each of the Proposed Annual Caps to be sought account for not more than 11.6% of the Group's latest published turnover of approximately RMB141,772 million for the financial year ended 31 December 2014 (based on the maximum annual cap size of RMB16,400 million), and

(b)	the Proposed Maximum Daily Deposit Balance to be sought account for not more than 45% of the latest available level of the Group's cash and cash equivalents of RMB17,906 million on 31 March 2015,

we consider that the Proposed Annual Caps under each of the Renewed Non-Exempt Continuing Connected Transactions and the Proposed Maximum Daily Deposit Balance under the Renewed Deposit Services have been arrived at on an acceptable and pre-determined basis.

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LETTER FROM GF CAPITAL

(2)	Pricing and (3) Settlement

We summarise the pricing terms under each of the Renewed Non-Exempt Continuing Connected Transactions and the Renewed Deposit Services below:

			Price determination basis	Settlement term

(i)	expenditure transactions of General Agreement on Mutual Provision of Production Supplies and Ancillary Services	(a)

Supplies: the price is determined with reference
to the comparable local market prices. The
comparable local market prices refer to the
reference made to the prices charged or
quoted by at least two independent third parties
providing products or services with comparable
scale in areas where such products or services
were provided under normal trading conditions;

Payment on delivery (shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant service, and the completion of necessary inspections and internal approval procedures; or (b) after setting-off the amounts due between the parties where there is mutual provision of products. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.)

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LETTER FROM GF CAPITAL

	Price determination basis	Settlement term

(b)

Storage and transportation services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries;

(c)

Ancillary production services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries.

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LETTER FROM GF CAPITAL

			Price determination basis	Settlement term

(ii)	revenue transactions of General Agreement on Mutual Provision of Production Supplies and Ancillary Services	(a)	Products:

(i)

Alumina products: the selling price is determined according to a method where both the alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange weighted in proportion. The Company will consider the geographical location of the customers, the seasonality demands, the transportation costs, and other relevant factors to determine the proportion of weight to be allocated to the aforementioned alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange;

(ii)

Aluminum products (aluminum ingots): the trading price is determined according to the prices of futures in the current month, the weekly or monthly average spot market prices quoted on the Shanghai Futures Exchange;

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LETTER FROM GF CAPITAL

	Price determination basis	Settlement term

(iii)

Other products: the price is determined with reference to the contractual price or the comparable local market prices. The contractual price refers to a mutually agreed price set by all relevant parties for the provision of products. Such price is equivalent to reasonable costs incurred in providing such products plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries. The comparable local market prices refer to the reference made to the prices charged or quoted by at least two independent third parties providing products with comparable scale in areas where such products were provided under normal trading conditions.

(b)	Supporting services and ancillary production services:

(i)

Electricity supply: the price is determined with reference to the government-prescribed price, which refers to the on-grid electricity prices and electricity sales prices proposed to be executed by enterprises set out in the notices issued by the bureau of commodity price in each province published on their websites from time to time;

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LETTER FROM GF CAPITAL

Price determination basis	Settlement term

(ii)

Gas, heat and water supply, measurement, spare parts, repair, testing, transportation, steam: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries;

(iii)

Other services: the price is determined with reference to the comparable local market prices, which refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions.

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LETTER FROM GF CAPITAL

		Price determination basis	Settlement term

(iii)	expenditure transactions of Provision of Engineering, Construction and Supervisory Services Agreement

Engineering design: the price is determined by comparable local market prices or through public bidding on a case by case basis. The comparable local market prices refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions. Price determination through public bidding refers to the prices determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range close to the base price.

			*	10 to 20% before service;

			*	a maximum of 70% during provision of service; and

			*	10 to 20% upon successful provision of service

Construction and supervisory services: the prices shall be determined through public bidding. In such case, the prices will be determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range close to the base price.

Other relevant services: the price is determined with reference to the comparable local market prices, which refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions.

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LETTER FROM GF CAPITAL

		Price determination basis	Settlement term

(iv)	the Renewed Deposit Services

the interest rate for the deposit of the Group with Chinalco
Finance will be no less than the interest rate for the same
kind of deposit announced by the PBOC for the same period,
no less than the interest rate for the same kind of deposit
offered by the major commercial banks in the PRC for the
same period

Chinalco Finance shall ensure the security of the Group's funds and promptly and fully satisfy any withdrawal request raised by the Group

If Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminate the Renewed Financial Services Agreement and offset any such deposits payable with the loans due to Chinalco Finance by the Group according to laws and regulations of the PRC

For the purpose of assessing the pricing terms under each of the Renewed Non-Exempt Continuing Connected Transactions and the Renewed Deposit Services, we have obtained and reviewed (i) invoices/contracts/deposit interest statements thereunder between the Group and connected persons for the latest three years ended 31 December 2014 and thereafter up to the Latest Practicable Date; and (ii) comparable invoices/contracts/bank deposit interest statements between the Group and independent third parties during the same period, for transactions which are similar in nature and size to the extent where possible.

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LETTER FROM GF CAPITAL

Upon comparison, we note, and have further been reaffirmed by the Company, that each of the

(a)	price level (e.g. in terms of price per unit);

(b)	price determination basis; and

(c)	settlement term (e.g. payment interval)

under each of the Renewed Non-Exempt Continuing Connected Transactions and the Renewed Deposit Services are generally in line with (or no less favourable to the Company than) those offered by or to the independent third parties.

In this connection, we have further reviewed the annual reports of the Company for the years ended 31 December 2013 and 2014 citing that the auditors of the Company has conducted limited assurance engagement on the relevant continuing connected transactions and reported that "for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company".

Further, we have discussed with, and have been confirmed by, the Directors that the pricing determination basis of each of (i) the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and (ii) the Provision of Engineering, Construction and Supervisory Services Agreement are being updated to those newly set out in the announcement of the Company dated 8 May 2015. In this connection, we have discussed with, and have been confirmed by, the Directors that such updated pricing determination basis better reflects the industry practice to determine the price of the products and services of similar nature and size according to the different pricing terms set out in the relevant framework agreements, and is in compliance with the requirements under the Guidance Letter of the Stock Exchange HKEx-GL73-14 effective from July 2014. Upon comparison, we note that the updated pricing determination basis has replaced the previous wordings of "according to the state-prescribed price, or state-guidance price" except for "Electricity supply" where the price is determined with reference to the government-prescribed price.

Based on the foregoing, in particular, (a) the pricing determination basis for the Renewed Non-Exempt Continuing Connected Transactions are being updated to better reflects the industry practice to determine the price of the products and services of similar nature and size; (b) the pricing determination basis and the settlement term of the Renewed Non-Exempt Continuing Connected Transactions are generally in line with (or no less favourable to the Company than) those offered by or to the independent third parties; we concur with the Directors' view that the key terms of the Renewed Non-Exempt Continuing Connected Transactions and the Renewed Deposit Services are on normal commercial terms, fair and reasonable and in the interests of the Company and its Shareholders as a whole.

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LETTER FROM GF CAPITAL

3.	Measures to ensure compliance with the Listing Rules

In compliance with the annual review requirements under the Listing Rules, the Company will comply with the following during the term of the Renewed Non-Exempt Continuing Connected Transactions and the Renewed Deposit Services:

(i)

each year the independent non-executive Directors must review the continuing connected transaction and confirm in the Company's annual report and accounts that the continuing connected transaction have been entered into:

*	in the ordinary and usual course of business of the Company;

*

either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

*	in accordance with the agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

(ii)

each year the auditors of the Company must provide a letter to the Board (with a copy provided to the Stock Exchange at least 10 business days prior to the bulk printing of the annual report of the Company) confirming that the continuing connected transaction:

*	have received the approval of the Board;

*	are in accordance with the pricing policies of the Company if the continuing connected transaction involve provision of goods or services by the Company;

*	have been entered into in accordance with the relevant agreement governing the continuing connected transaction; and

*	have not exceeded the annual caps;

(iii)

the Company will allow, and will procure that the counterparties will allow, the auditors of the Company with sufficient access to the relevant records of the continuing connected transaction for the purpose of reporting on the continuing connected transaction. The Directors must state in the annual report whether its auditors have confirmed the matters stated in paragraph (ii) above; and

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LETTER FROM GF CAPITAL

(iv)

the Company shall promptly notify the Stock Exchange and publish an announcement in accordance with the Listing Rules if it knows or has reason to believe that the independent non-executive Directors and/or auditors of the Company will not be able to confirm the matters set out in paragraphs (i) and/or (ii) above respectively.

Having considered, in particular, (i) the restriction of the value of the Renewed Non-Exempt Continuing Connected Transactions and the Renewed Deposit Services by way of the relevant annual caps; (ii) the internal control measures in place to ensure the Company's conformity with the pricing policies from time to time; and (iii) the ongoing review by the independent non-executive Directors and the auditors of the Company of the terms of the Renewed Non-Exempt Continuing Connected Transactions and the Renewed Deposit Services and the relevant annual caps not being exceeded, we are of the view that there are appropriate measures in place to govern the conduct of the relevant continuing connected transaction and safeguard the interests of the Independent Shareholders.

RECOMMENDATION

Having considered the principal factors above, we consider that (1) the entering into of the Renewed Non-Exempt Continuing Connected Transactions and the Renewed Deposit Services is in the ordinary and usual course of business of the Company, (2) the terms of the Renewed Non-Exempt Continuing Connected Transactions (including the Proposed Caps) and the Renewed Deposit Services (including the Proposed Maximum Daily Deposit Balance) are of normal commercial terms, are in the interests of the Company and the Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend, and we also advise, the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the AGM to approve the Renewed Non-Exempt Continuing Connected Transactions (including the Proposed Annual Caps) and Renewed Deposit Services (including the Proposed Maximum Daily Deposit Balance).

Yours faithfully,For and on behalf of GF Capital (Hong Kong) Limited
	Danny Wan	Harry Yu
	Managing Director	Director

Note:

Mr. Danny Wan and Mr. Harry Yu are licenced persons registered with the SFC and responsible officers of GF Capital (Hong Kong) Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. Both of them have over 20 years of experience in the corporate finance industry, and have participated in the provision of independent financial advisory services for various connected transactions involving companies listed in Hong Kong.

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APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

At the Latest Practicable Date, none of the Directors, the Chief Executive of the Company or the supervisors of the Company or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Mr. Ge Honglin, Mr. Luo Jianchuan and Mr. Liu Caiming, three Directors of the Company, currently hold management positions in Chinalco. Save as the aforementioned, as at the Latest Practicable Date, none of the Directors, the Chief Executive of the Company or the Supervisors or their respective associates was also a director or employee of a company which had any interests or short positions in the shares or underlying shares of the Company which are required to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO.

3.	MATERIAL ADVERSE CHANGE

At the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2014, being the date to which the latest published audited accounts of the Group were made up to.

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APPENDIX	GENERAL INFORMATION

4.	EXPERT AND CONSENT

GF Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and/or references to its name in the form and context in which they respectively appear.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this circular:

Name	Qualification	Date of opinion	Nature of opinion or advice

GF Capital (Hong Kong) Limited

A licensed corporation to carry out Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser appointed by the Company to provide independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the terms of the renewal of the Non-Exempt Continuing Connected Transactions and the Renewed Financial Services Agreement

		2 June 2015	Independent financial adviser's opinion

At the Latest Practicable Date, as far as the Directors are aware, GF Capital was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

At the Latest Practicable Date, as far as the Directors are aware, GF Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2014, being the date to which the latest published accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

5.	SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

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APPENDIX	GENERAL INFORMATION

6.	INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

At the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been since 31 December 2014 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. At the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

7.	INTEREST IN COMPETING BUSINESS

At the Latest Practicable Date, none of the Directors or their respective close associates had interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling Shareholder).

8.	MISCELLANEOUS

(a)	The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(b)	The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c)	The English text of the circular shall prevail over the Chinese text in the case of inconsistency.

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APPENDIX	GENERAL INFORMATION

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 25 June 2015:

(a)	the letter from the Independent Board Committee, the text of which is set out in this Circular;

(b)	the letter from GF Capital, the text of which is set out in this Circular;

(c)	the written consent of GF Capital as referred to in this Appendix;

(d)	the initial agreements in relation to the Non-exempt Continuing Connected Transactions and the supplementary agreements in relation to the renewal of the Non-exempt Continuing Connected Transactions;

(e)	the Framework Agreement for Aluminum Products Fabrication Services and the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement; and

(f)	the Original Financial Services Agreement and the Renewed Financial Services Agreement.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary